C3 Bullion, Inc.
May 14, 2025

Division of Corporation
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127

Re: C3 Bullion, Inc. - Form 1-A POS, Filed 05-14-2025, File Number 024-12367, Accession Number 0001981779-25-000012

Dear Ms. Pandit and Ms. Wirth,

Per telephone conversation with your office and our legal counsel today, please be advised that we are withdrawing the above captioned Form 1-A POS of C3 Bullion, Inc. so that we may await further comments or qualification.


Respectfully submitted,

Christopher Werner,
Chairman and CEO

C3Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611
Tel: 920-207-0100
support@C3Bullion.com and www.C3Bullion.com